Exhibit 21.1
SUBSIDIARIES OF ARISTA NETWORKS, INC.*

Name of Subsidiary	Jurisdiction of Incorporation
Arista Technology Limited	Ireland
Arista Networks Limited	Ireland

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Arista Networks, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of December 31, 2015 covered by this report.